Exhibit 99.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
($ in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Income (loss) before income taxes	$2,294	$7,422	$46,282	$(26,850)
Adjustments:
Add fixed charges:
Interest expense	3,277	2,984	9,912	7,551
Rental expense attributable to interest	100	112	314	337

Total fixed charges	3,377	3,096	10,226	7,888

Adjusted earnings (loss)	$5,671	$10,518	$56,508	$(18,962)

Ratio of earnings (loss) to fixed charges (a)	1.7	3.4	5.5	(2.4)

(a)	For the nine months ended September 30, 2009, earnings as defined were inadequate to cover fixed charges as defined by $26.9 million.